Exhibit 99.(b)(4)

Amendment to the Bylaws of

Van Wagoner Funds, Inc.

Approved by the Board of Directors on May 24, 2006

RESOLVED, that Article III, Section 1 of the Bylaws be amended in its entirety to read as follows:

Election and Qualification.  At the first meeting of each newly elected board of directors, there shall be elected a chief compliance officer, a president, a secretary and a treasurer.  The board may also elect one or more vice presidents, assistant secretaries and assistant treasurers.  No officer need be a director.  Any two or more offices, except the office of president and vice president, secretary and assistant secretary, and treasurer and assistant treasurer, may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity, if such instrument is required by law, charter or the bylaws to be executed, acknowledged or verified by two or more officers.  Each officer must be eligible to serve as an officer of a registered investment company under the Investment Company Act of 1940.  Nothing herein shall preclude the employment of other employees or agents by the corporation from time to time without action by the board.

FURTHER RESOLVED, that Article III, Section 5 be amended in its entirety to read as follows:

Vice President.  The vice president, if there be one, or if there be more than one, the vice presidents in the order determined by the board of directors, shall, in the absence or disability of the president, perform the duties and exercise the powers of the president, and shall have such other duties and powers as the board may from time to time prescribe or the president delegate.